Checkpoint Systems, Inc.
101 Wolf Drive, P.O. Box 188
Thorofare, NJ 08086

800 257 5540 Toll Free
856 848 1800 Phone
856 848 0937 Fax

April 21, 2006

BY FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Attention:  Larry Spirgel, Assistant Director
                    Alonso Rodriguez, Staff Accountant

Re:	Checkpoint Systems, Inc. (Commission File No. 1-11257)

Gentlemen:

Checkpoint Systems, Inc. (the “Company”) received comments on its Form 10-K for the fiscal year ended December 25, 2005 (the “Form 10-K”) by letter from Larry Spirgel, Assistant Director of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) dated April 7, 2006.

On April 20, 2006 I spoke with Al Rodriguez, Staff Attorney, to discuss the Commission's comment letter and to request an extension of time to respond. Mr. Rodriguez advised me that the Company should put its request in writing with an expected response date. We respectfully request an additional 15 business days from the original due date of April 21, 2006, to respond to the Commission’s inquiry. The Company expects to file its response no later than May 12, 2006.

Please feel free to contact me if you have any questions or wish to discuss further.

Respectfully,

/s/ W. Craig Burns
Executive Vice President,
Chief Financial Officer and Treasurer